Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025

Legal information

Denomination: Adecoagro S.A.
Legal address: 28, Boulevard Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 147,872,161 common shares (Note 21)
Outstanding Capital Stock: 144,307,966 common shares
Treasury Shares: 3,564,195 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the six-month and three-month periods ended June 30, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,		Three-months ended June 30,
	Note	2026	2025	2026	2025

		(unaudited)
Revenue	4	929,691	707,586	531,011	382,080
Cost of revenue	5	(664,594)	(594,582)	(363,716)	(318,346)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	25,491	33,093	1,588	9,531
Changes in net realizable value of agricultural produce after harvest		2,764	2,560	5,902	1,337
Margin on manufacturing and agricultural activities before operating expenses		293,352	148,657	174,785	74,602
General and administrative expenses	6	(74,944)	(70,967)	(39,119)	(38,686)
Selling expenses	6	(111,763)	(76,752)	(58,785)	(39,606)
Other operating income, net	8	7,899	8,395	15,073	9,385
Profit from operations		114,544	9,333	91,954	5,695
Finance income	9	110,957	43,357	8,777	6,957
Finance costs	9	(105,764)	(47,648)	(59,546)	(22,674)
Other financial results - Net (loss) / gain of inflation effects on the monetary items	9	(13,195)	(5,317)	(6,521)	(5,727)
Financial results, net	9	(8,002)	(9,608)	(57,290)	(21,444)
Profit / (loss) before income tax		106,542	(275)	34,664	(15,749)
Income tax (expense) / benefit	10	(37,484)	1,939	(9,418)	(1,294)
Profit / (loss) for the period		69,058	1,664	25,246	(17,043)
Attributable to:
Equity holders of the parent		58,349	520	18,210	(17,558)
Non-controlling interest		10,709	1,144	7,036	515

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings/(loss) per share		0.406	0.005	0.125	(0.176)
Diluted earnings/(loss) per share		0.405	0.005	0.125	(0.175)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the six-month and three-month periods ended June 30, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30,		Three-months ended June 30,
	2026	2025	2026	2025

	(unaudited)

Profit / (Loss) for the period	69,058	1,664	25,246	(17,043)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	125,297	30,409	(1,922)	(48,393)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(65,976)	(1,075)	1,650	20,406
Other comprehensive income / (loss) for the period	59,321	29,334	(272)	(27,987)
Total comprehensive income / (loss) for the period	128,379	30,998	24,974	(45,030)

Attributable to:
Equity holders of the parent	116,823	29,836	17,902	(45,379)
Non-controlling interest	11,556	1,162	7,072	349

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2026 and December 31, 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2026	2025
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment, net	11	3,086,174	3,010,351
Right of use assets	12	354,803	388,993
Investment property	13	24,037	24,037
Intangible assets, net	14	256,840	253,875
Biological assets	15	44,980	40,488
Deferred income tax assets	10	24,386	23,722
Trade and other receivables, net	17	89,353	82,889
Derivative financial instruments	16	2,855	1,888
Other Assets		3,625	3,459
Total Non-Current Assets		3,887,053	3,829,702
Current Assets
Biological assets	15	231,953	274,256
Inventories	18	426,404	306,271
Trade and other receivables, net	17	372,026	364,350
Derivative financial instruments	16	403	1,243
Short-term investments		28,044	89,826
Cash and cash equivalents	19	302,463	383,150
Total Current Assets		1,361,293	1,419,096
TOTAL ASSETS		5,248,346	5,248,798
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	221,808	221,808
Share premium	21	841,643	876,091
Cumulative translation adjustment		(343,144)	(426,225)
Equity-settled compensation		13,953	11,358
Other reserves		150,753	153,237
Treasury shares		(5,344)	(7,940)
Revaluation surplus		251,102	275,709
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		568,079	509,730
Equity attributable to equity holders of the parent		1,740,424	1,655,342
Non-controlling interest		138,156	136,949
TOTAL SHAREHOLDERS EQUITY		1,878,580	1,792,291
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	719	700
Borrowings	24	1,577,679	1,379,921
Lease liabilities	25	260,665	296,643
Deferred income tax liabilities	10	716,067	728,634
Payroll and social security liabilities	26	821	567
Derivatives financial instruments	16	2,776	1,271
Provisions for other liabilities	27	23,507	22,269
Total Non-Current Liabilities		2,582,234	2,430,005
Current Liabilities
Trade and other payables	23	197,785	673,160
Current income tax liabilities	10	41,861	31,921
Payroll and social security liabilities	26	41,425	38,782
Borrowings	24	440,037	213,088
Lease liabilities	25	56,305	59,959
Derivative financial instruments	16	5,279	4,123
Provisions for other liabilities	27	4,840	5,469
Total Current Liabilities		787,532	1,026,502
TOTAL LIABILITIES		3,369,766	3,456,507
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		5,248,346	5,248,798

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2025	167,073	659,399	(413,757)	17,264	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101
Profit for the period	—	—	—	—	—	—	—	—	520	520	1,144	1,664
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	28,091	—	—	—	2,770	—	—	30,861	(452)	30,409
- Items that will not be reclassified to profit or loss:
Revaluation of surplus (*)	—	—	—	—	—	—	(1,545)	—	—	(1,545)	470	(1,075)
Other comprehensive income for the period	—	—	28,091	—	—	—	1,225	—	—	29,316	18	29,334
Total comprehensive income for the period	—	—	28,091	—	—	—	1,225	—	520	29,836	1,162	30,998

Reduction of issued share capital of the company (Note 20):	(9,000)	—	—	—	—	9,000	—	—	—	—	—	—
- Employee share options (Note 22)
Exercised	—	52	—	(15)	—	8	—	—	—	45	—	45
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	13,454	—	—	—	—	—	13,454	—	13,454
Vested	—	20,263	—	(19,496)	3,595	—	—	—	—	4,362	—	4,362
Forfeited	—	—	—	—	2	(2)	—	—	—	—	—	—
Granted	—	—	—	—	(1,605)	1,605	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(8,623)	—	—	—	(1,587)	—	—	—	(10,210)	—	(10,210)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at June 30, 2025 (unaudited)	158,073	636,091	(385,666)	11,207	153,253	(7,965)	246,486	41,574	518,584	1,371,637	40,113	1,411,750

(*) Net of 417 of Income tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2026 and 2025 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2026	221,808	876,091	(426,225)	11,358	153,237	(7,940)	275,709	41,574	509,730	1,655,342	136,949	1,792,291
Profit for the period	—	—	—	—		—	—	—	58,349	58,349	10,709	69,058
Other comprehensive income / (loss):
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	83,081	—	—	—	36,409	—	—	119,490	5,807	125,297
- Items that will not be reclassified to profit or loss:
Revaluation surplus (*)	—	—	—	—	—	—	(61,016)	—	—	(61,016)	(4,960)	(65,976)
Other comprehensive income for the period	—	—	83,081	—	—	—	(24,607)	—	—	58,474	847	59,321
Total comprehensive income for the period	—	—	83,081	—	—	—	(24,607)	—	58,349	116,823	11,556	128,379

- Employee share options (Note 22):
Exercised	—	362	—	(116)	—	66	—	—	—	312	—	312
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	2,925	—	—	—	—	—	2,925	—	2,925
Vested	—	190	—	(214)	46	—	—	—	—	22	—	22
Granted	—	—	—	—	(2,530)	2,530	—	—	—	—	—	—
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	(35,000)	—	(35,000)
- Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	(10,349)	(10,349)
Balance at June 30, 2026 (unaudited)	221,808	841,643	(343,144)	13,953	150,753	(5,344)	251,102	41,574	568,079	1,740,424	138,156	1,878,580

(*) Net of 35,440 of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2026 and 2025
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,
	Note	2026	2025
		(unaudited)
Cash flows from operating activities:
Profit for the period		69,058	1,664
Adjustments for:
Income tax expense / (benefit)	10	37,484	(1,939)
Depreciation of property, plant and equipment	11	137,360	81,752
Depreciation of right of use assets	12	39,263	38,372
Net loss from the fair value adjustment of investment properties	13	3,538	(479)
Amortization of intangible assets	14	2,206	1,075
Gain from disposal of other property items	8	(1,930)	(408)
Equity settled share-based compensation granted	7	4,154	11,894
Loss / (gain) from derivative financial instruments	8, 9	4,723	(7,193)
Interest, finance cost related to lease liabilities and other financial expense, net	9	76,000	39,787
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(19,124)	(6,159)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(880)	(2,137)
Provision and allowances		(407)	36
Tax credit recognized	8	(7,758)	(3,419)
Net loss of inflation effects on the monetary items	9	13,195	5,317
Foreign exchange gains, net	9	(91,082)	(34,000)
Subtotal		265,800	124,163
Changes in operating assets and liabilities:
Increase in trade and other receivables		(29,289)	(100,002)
Increase in inventories		(85,479)	(52,824)
Decrease in biological assets		91,978	113,599
Decrease in other assets		224	205
Decrease / (increase) in derivative financial instruments		5	(1,843)
(Decrease) / increase in trade and other payables		(99,144)	28,343
Increase in payroll and social security liabilities		1,774	1,101
Increase in provisions for other liabilities		1,057	90
Net cash provided by operating activities before taxes paid		146,926	112,832
Income tax paid		(24,554)	(1,795)
Net cash provided by operating activities	(a)	122,372	111,037

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2026 and 2025 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,
	Note	2026	2025
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		(401,832)	—
Purchases of property, plant and equipment	11	(141,510)	(137,681)
Purchases of cattle and non-current biological assets		(27)	(2,542)
Purchases of intangible assets	14	(723)	(818)
Interest received and others		16,354	4,000
Proceeds from sale of property, plant and equipment		1,998	615
Proceeds from sale of farmlands and other assets		—	1,601
Acquisition of short-term investment	16 (b)	(104,750)	(72,767)
Disposal of short-term investment	16	179,250	84,868
Net cash used in investing activities	(c)	(451,240)	(122,724)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		312	45
Proceeds from long-term borrowings	24	367,278	27,547
Payments of long-term borrowings		(49,296)	(42,602)
Proceeds from short-term borrowings		147,964	166,725
Payment of short-term borrowings		(82,690)	(64,153)
(Payments) / proceeds of derivative financial instruments		(423)	33
Lease payments		(58,191)	(60,285)
Interest paid	(d)	(49,645)	(26,520)
Purchase of own shares		—	(10,210)
Dividends paid to non-controlling interest		(10,155)	—
Dividends to shareholders	21	(17,500)	(17,500)
Net cash generated in financing activities	(e)	247,654	(26,920)
Net decrease in cash and cash equivalents		(81,214)	(38,607)
Cash and cash equivalents at beginning of period	19	383,150	211,244
Effect of exchange rate changes and inflation on cash and cash equivalents	(f)	527	7,970
Cash and cash equivalents at end of period	19	302,463	180,607

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		2026	2025
Operating activities	(a)	(7,075)	2,228
Acquisition of short term investment	(b)	10,278	(444)
Investing activities	(c)	9,779	758
Interest paid	(d)	164	(2,338)
Financing activities	(e)	(530)	(4,654)
Exchange rate changes and inflation on cash and cash equivalents	(f)	(2,174)	1,668
For non-cash transactions, see Note 11 and 12 for property, plant and equipment and right of use assets, respectively.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information
Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group.” The Group’s activities are carried out through three major lines of business, namely, Sugar, Ethanol and Energy, Fertilizers and Food and Agriculture.
As further described in Note 20, on December 18, 2025, the Group completed the acquisition of Profertil S.A. Accordingly, Profertil S.A. has been consolidated from the acquisition date. The condensed consolidated statement of income for the three and six-month periods ended June 30, 2026 and the condensed consolidated statement of cash flows for the six-month period ended June 30, 2026 include Profertil S.A. for the full interim period, while the comparative information for the six-month period ended June 30, 2025 does not include Profertil S.A. As a result, the condensed consolidated statement of income for three and six-month periods ended June 30, 2026 and the condensed consolidated statement of cash flows for the six-month period ended June 30, 2026 are not directly comparable with the corresponding 2025 periods. These condensed consolidated interim financial statements should be read in light of these circumstances and the related disclosure in Note 20.
Adecoagro is a public company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.
These Interim Financial Statements have been approved for issue by the Board of Directors on August 7, 2026.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in the annual consolidated financial statements. There have been no significant changes to the Group’s exposure and risk management principles and processes since December 31, 2025. See Note 2 to the annual consolidated financial statements for more information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the six-month period ended June 30, 2026. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s inflation rate for the six-month period ended June 30, 2026 and 2025 were 16.8% and 15.1%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the food and agricultural business segment, which as of June 30, 2026 and 2025, respectively, was 1,482 and 1,205, respectively, against the U.S. dollar.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations, remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank, under the prior administration, had implemented certain measures that controlled and restricted the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as “Contado con Liquidación” or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
transactions that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

Through Central Bank Communication “A” 8226 and Decree 269/2025, implemented in April 2025, Argentina introduced certain measures aimed at liberalizing its foreign exchange market. These measures included allowing individuals to purchase U.S. dollars for savings purposes without prior authorization, provided that transactions are made through bank debit, enabling the repatriation of dividends related to financial statements from 2025 onwards, and allowing payments for services to unrelated foreign parties to be made immediately, with a reduced 90-day waiting period for related parties.

However, as of July 31, 2026, the complete removal of exchange controls has not yet materialized and several restrictions remain in force. The monetary policy framework has shifted to a managed floating exchange rate regime, under which the exchange rate bands are adjusted by the Central Bank based on recent monthly inflation data published by INDEC, rather than being expanded by a fixed 1% monthly rate. Despite the initial flexibilizations, legal entities remain prohibited from purchasing foreign currency for hoarding purposes. In addition, mandatory settlement requirements for foreign trade revenues within specific timeframes remain applicable, cross-restrictions continue to limit access to the official foreign exchange market for those operating in financial exchange markets such as MEP or CCL, and payments of financial debt between local subsidiaries and their foreign parent companies continue to be subject to limitations.

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2026. All amounts are shown in US dollars.

	June 30, 2026
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	US Dollar	Total
Argentine Peso	81,633	—	20,669	102,302
Brazilian Reais	(1,769)	(624,142)	—	(625,911)
US Dollar	(847,461)	(318,111)	(231,698)	(1,397,270)
Uruguayan Peso	—	—	(5,089)	(5,089)
Euro	—	—	(26,022)	(26,022)
Total	(767,597)	(942,253)	(242,140)	(1,951,990)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the period ended June 30, 2026 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso.

	June 30, 2026
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Chilean Peso	Total
US Dollar	(211,865)	(31,811)	200	(243,476)
(Decrease) or increase in Profit before income tax	(211,865)	(31,811)	200	(243,476)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at June 30, 2026 (all amounts are shown in US dollars):

	June 30, 2026
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	US Dollar	Total
Fixed rate:
Brazilian Reais	—	131,042	—	131,042
US Dollar	214,228	339,073	1,081,605	1,634,906
Subtotal fixed-rate borrowings	214,228	470,115	1,081,605	1,765,948
Variable rate:
Brazilian Reais	—	223,215	—	223,215
Euro	—	—	28,553	28,553
Subtotal variable-rate borrowings	—	223,215	28,553	251,768
Total borrowings as per analysis	214,228	693,330	1,110,158	2,017,716

At June 30, 2026, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	June 30, 2026
	(unaudited)
	Functional currency
Rate per currency denomination	Brazilian Reais	US Dollar	Total
Variable rate:
Brazilian Reais	(2,232)	—	(2,232)
Euro	—	(286)	(286)
Decrease in profit before income tax	(2,232)	(286)	(2,518)

•Credit risk

As of June 30, 2026, six banks accounted for approximately 70% of the total cash deposited (Credit Agricole, Itau, Rabobank, Santander, Max Capital and Banco do brasil).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2026:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
▪    Futures / Options

	June 30, 2026
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Soybean	3	1,021	30	30
Sugar	26	9,785	369	(1,263)
Options:
Buy put
Sugar	24	75	75	(682)
Sell call
Sugar	69	(99)	(99)	(1,365)
Total	122	10,782	375	(3,280)

(*) Included in line “Gain / (Loss) from commodity derivative financial instruments” Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps
The Group’s subsidiary Adecoagro Vale do Ivinhema entered into interest rate swap operations:
a) In December 2020, with Itaú BBA in an aggregate amount of R$ 400 million. In these operations the company receives IPCA (Extended National Consumer Price Index) plus 4.24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap was early terminated in December, 2025 and the subsidiary entered into a new interest rate swap operation with Itaú BBA in an aggregate amount of R$ 365 million. In this transaction, Adecoagro Vale do Ivinhema receives a fixed rate of 13.47% per annum and pays CDI (a floating interbank interest rate in Brazilian Reais) plus 0.05% per annum. This swap expires semiannually until December, 2034.

b) In July 2024 with:

– Itaú BBA in an aggregate amount of R$ 76 million. In this operation the company receives IPCA (Extended National Consumer Price Index) plus 6.80% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.49% per year. This swap expires in July 2034.

– BR Partners in an aggregate amount of R$ 115 million. In this operation the company receives IPCA (Extended National Consumer Price Index) plus 6.76% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.41% per year. This swap expires in July 2031.

– XP Investimentos in an aggregate amount of R$ 209 million. In this operation the Company receives pre-fixed rate 12.61% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.48% per year. This swap expires in July 2031.

These interest rate swap agreements resulted in a recognition of a loss of US$ 4.2 million for the six-month period ended June 30, 2026.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

▪Currency forward
No significant currency forward is in place.

3.    Segment information

We are an agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. Our businesses encompass agricultural production, industrial processing and the production of critical agricultural inputs. In agriculture, we produce a diversified portfolio of products—including various crops, rice, sugarcane and dairy—supplying both our own industrial operations and third-party clients. Our manufacturing activities include the processing and commercialization of value-added products, such as sugar, ethanol, energy, processed peanuts, rice and dairy products, like UHT milk and powdered milk, among others. In addition, we produce nitrogen-based fertilizers, supporting agricultural productivity in Argentina and South America. We also provide ancillary services such as grain warehousing, conditioning, handling and drying. Furthermore, we opportunistically conduct land sales and/or acquisitions.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on our internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

Following the completion of the acquisition of Profertil S.A. on December 18, 2025 (see Note 20), and effective January 1, 2026, the Group’s chief operating decision maker reassessed the Group’s internal reporting structure and the manner in which operating performance is reviewed and resources are allocated. This reassessment resulted in the identification of a new Fertilizers segment, which comprises primarily the manufacturing and commercialization of nitrogen-based fertilizers.

In addition, effective January 1, 2026, we revised our segment reporting to reflect changes in the way we review operating performance and evaluate our business. As a result, our former farming activities are now presented as a single Food and Agriculture segment. The Food and Agriculture segment reflects an integrated business focused on the production and sale of food in various forms, including both raw agricultural outputs and manufactured food products. The Food and Agriculture segment includes the agricultural and related food activities that were previously managed and presented through separate verticals, including crops, rice and dairy. Beginning January 1, 2026, these activities are managed as one integrated value chain and evaluated based on overall segment operating performance. Accordingly, we evaluate results, make resource allocation decisions and assess profitability for the Food and Agriculture segment as a whole rather than based on separate operating results for the historical crops, rice or dairy verticals.

Consequently, comparative information has been recasted in the six-month period ended June 30, 2026, to conform the current presentation. Profertil has been consolidated since the acquisition date. Accordingly, the Group’s consolidated statement of income for the six-month period ended June 30, 2026 includes Profertil’s results of operations for the full interim period, while the consolidated statement of income for the six-month period ended June 30, 2025 does not include Profertil’s results of operations. The Group reports the results of operations of the acquired business in the Fertilizers segment. Accordingly, the consolidated financial statements should be read in light of these circumstances.

Based on the foregoing, we operate in three reportable segments, namely, “Sugar, Ethanol and Energy”, “Fertilizers” and , “Food and Agriculture”.

•‘Sugar, Ethanol and Energy’ segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•The ‘Fertilizers’ segment consists of the production of nitrogen-based fertilizers, primarily urea, at our own industrial facility in Argentina, together with the commercialization of these products through a network of storage facilities spread across the country;
•The ‘Food and Agriculture’ segment encompasses the Group's integrated agricultural operations, managed centrally as a single operating segment to maximize the overall use of land and resources. The segment's primary production activities consist of the planting, harvesting, and sale of crops—such as grains, oilseeds, and fibers (including soybeans, corn, wheat, peanuts, cotton, and sunflowers)—alongside the genetic development of seeds and cultivation of rice, and the production of raw milk in our own free-stalls. Following this primary phase, the segment’s industrialization and service activities include the processing and commercialization of rice and other value-added products, the manufacturing of industrialized dairy goods (such as fluid milk, cheese, and powdered milk) within our own industrial facilities, and the provision of grain warehousing, conditioning, and drying services to third parties.

As further discussed in Note 32 to our consolidated financial statements for the year ended December 31, 2025, we apply IAS 29 to our operations in Argentina for those subsidiaries with the peso as its functional currency. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine subsidiaries with the peso as its functional currency for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operations from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. The CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

For all the Group’s segments, the primary operating performance measure is “Profit or Loss from Operations” measured in accordance with the procedure outlined above. Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all periods presented. These tables do not include information for the Sugar, Ethanol and Energy nor Fertilizer reportable segments since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Consolidated Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the six-month period ended:

June 30, 2026 (unaudited)	Food and Agriculture			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	375,729	1,460	377,189	—	—	—	928,231	1,460	929,691
Cost of revenue	(343,216)	(1,562)	(344,778)	—	—	—	(663,032)	(1,562)	(664,594)
Initial recognition and changes in fair value of biological assets and agricultural produce	33,260	163	33,423	—	—	—	25,328	163	25,491
Changes in net realizable value of agricultural produce after harvest	2,297	(169)	2,128	—	—	—	2,933	(169)	2,764
Margin on manufacturing and agricultural activities before operating expenses	68,070	(108)	67,962	—	—	—	293,460	(108)	293,352
General and administrative expenses	(31,105)	(139)	(31,244)	(16,216)	(234)	(16,450)	(74,571)	(373)	(74,944)
Selling expenses	(52,945)	(432)	(53,377)	(210)	(2)	(212)	(111,329)	(434)	(111,763)
Other operating (expense) / income, net	(2,203)	(215)	(2,418)	136	(7)	129	8,121	(222)	7,899
Profit / (loss) from operations	(18,183)	(894)	(19,077)	(16,290)	(243)	(16,533)	115,681	(1,137)	114,544

Depreciation of Property, plant and equipment and amortization of Intangible assets	(21,041)	(260)	(21,301)	(817)	(12)	(829)	(139,294)	(272)	(139,566)
Net gain from Fair value adjustment of Investment property	(3,369)	(169)	(3,538)	—	—	—	(3,369)	(169)	(3,538)

Segment reconciliation for the six-month period ended:

June 30,2025 (unaudited)	Food and Agriculture			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	399,242	(8,047)	391,195	—	—	—	715,633	(8,047)	707,586
Cost of revenue	(353,617)	7,427	(346,190)	—	—	—	(602,009)	7,427	(594,582)
Initial recognition and changes in fair value of biological assets and agricultural produce	25,526	(1,145)	24,381	—	—	—	34,238	(1,145)	33,093
Changes in net realizable value of agricultural produce after harvest	3,498	(164)	3,334	—	—	—	2,724	(164)	2,560
Margin on manufacturing and agricultural activities before operating expenses	74,649	(1,929)	72,720	—	—	—	150,586	(1,929)	148,657
General and administrative expenses	(31,254)	1,041	(30,213)	(24,957)	620	(24,337)	(72,628)	1,661	(70,967)
Selling expenses	(46,012)	1,289	(44,723)	(136)	6	(130)	(78,047)	1,295	(76,752)
Other operating (expense) / income, net	2,699	(38)	2,661	(143)	5	(138)	8,428	(33)	8,395
Profit / (loss) from operations	82	363	445	(25,236)	631	(24,605)	8,339	994	9,333

Depreciation of Property, plant and equipment and amortization of Intangible assets	(18,125)	596	(17,529)	(870)	30	(840)	(83,453)	626	(82,827)
Net loss from Fair value adjustment of Investment property	479	—	479	—	—	—	479	—	479
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2026 (unaudited)

	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Corporate	Total

Revenue	256,729	295,773	375,729	—	928,231
Cost of revenue	(192,584)	(127,232)	(343,216)	—	(663,032)
Initial recognition and changes in fair value of biological assets and agricultural produce	(7,932)	—	33,260	—	25,328
Changes in net realizable value of agricultural produce after harvest	636	—	2,297	—	2,933
Margin on manufacturing and agricultural activities before operating expenses	56,849	168,541	68,070	—	293,460
General and administrative expenses	(14,569)	(12,681)	(31,105)	(16,216)	(74,571)
Selling expenses	(32,980)	(25,194)	(52,945)	(210)	(111,329)
Other operating (expense) / income, net	3,993	6,195	(2,203)	136	8,121
Profit / (loss) from operations	13,293	136,861	(18,183)	(16,290)	115,681

Depreciation of Property, plant and equipment and amortization of Intangible assets	(80,535)	(36,901)	(21,041)	(817)	(139,294)
Net gain from Fair value adjustment of Investment property	—	—	(3,369)	—	(3,369)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	11,441	—	7,275	—	18,716
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(19,373)	—	25,985	—	6,612
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	880	—	880
Changes in net realizable value of agricultural produce after harvest (realized)	636	—	1,417	—	2,053

As of June 30, 2026:
Farmlands and farmland improvements, net	89,249	—	642,130	—	731,379
Machinery, equipment, building and facilities, and other fixed assets, net	264,641	1,183,678	289,941	—	1,738,260
Bearer plants, net	455,911	—	1,382	—	457,293
Work in progress	43,925	87,285	28,032	—	159,242
Right of use asset	320,291	10,238	24,170	104	354,803
Investment property	—	—	24,037	—	24,037
Goodwill	4,219	208,204	17,892	—	230,315
Biological assets	149,106	—	127,827	—	276,933
Finished goods	60,874	85,441	85,861	—	232,176
Raw materials, Stocks held by third parties and others	31,127	6,078	157,023	—	194,228
Total segment assets	1,419,343	1,580,924	1,398,295	104	4,398,666
Borrowings	647,356	985,218	385,142	—	2,017,716
Lease liabilities	285,584	11,075	20,174	137	316,970
Total segment liabilities	932,940	996,293	405,316	137	2,334,686
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2025 (unaudited)

	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Corporate	Total

Revenue	316,391	—	399,242	—	715,633
Cost of revenue	(248,392)	—	(353,617)	—	(602,009)
Initial recognition and changes in fair value of biological assets and agricultural produce	8,712	—	25,526	—	34,238
Changes in net realizable value of agricultural produce after harvest	(774)	—	3,498	—	2,724
Margin on manufacturing and agricultural activities before operating expenses	75,937	—	74,649	—	150,586
General and administrative expenses	(16,417)	—	(31,254)	(24,957)	(72,628)
Selling expenses	(31,899)	—	(46,012)	(136)	(78,047)
Other operating (expense) / income, net	5,872	—	2,699	(143)	8,428
Profit / (loss) from operations	33,493	—	82	(25,236)	8,339

Depreciation of Property, plant and equipment and amortization of Intangible assets	(64,458)	—	(18,125)	(870)	(83,453)
Net loss from Fair value adjustment of Investment property	—	—	479	—	479
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	3,962	—	(102)	—	3,860
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	4,750	—	25,628	—	30,378
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	2,137	—	2,137
Changes in net realizable value of agricultural produce after harvest (realized)	(774)	—	1,361	—	587

As of December 31, 2025:
Farmlands and farmland improvements, net	88,896	—	651,663	—	740,559
Machinery, equipment, building and facilities, and other fixed assets, net	245,119	1,218,881	254,611	—	1,718,611
Bearer plants, net	413,604	—	1,232	—	414,836
Work in progress	25,622	83,717	27,006	—	136,345
Right of use assets	352,466	9,208	26,788	531	388,993
Investment property	—	—	24,037	—	24,037
Goodwill	3,969	208,204	15,597	—	227,770
Biological assets	127,347	—	187,397	—	314,744
Finished goods	61,457	33,416	75,372	—	170,245
Raw materials, Stocks held by third parties and others	24,120	5,983	105,923	—	136,026
Total segment assets	1,342,600	1,559,409	1,369,626	531	4,272,166
Borrowings	570,737	711,099	205,771	105,402	1,593,009
Lease liabilities	324,888	9,895	21,118	701	356,602
Total segment liabilities	895,625	720,994	226,889	106,103	1,949,611
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

The following tables show our various sources of revenue for the periods indicated:

	Six-months ended June 30,
	2026	2025
	(unaudited)
Revenue of manufactured products and services rendered:
Ethanol	171,394	165,647
Sugar	52,396	126,730
Energy (*)	18,737	14,539
Urea	250,301	—
Ammonia	22,455	—
Peanut (*)	25,297	32,387
Sunflower	5,114	2,924
Cotton	38	2,339
Rice	94,786	116,107
Fluid milk (UHT)	68,935	59,249
Powder milk	24,530	20,815
Other dairy products	40,651	42,953
Services	5,592	4,725
Rental income	886	461
Others	44,756	26,975
Subtotal manufactured products and services rendered	825,868	615,851
Agricultural produce and biological assets:
Soybean	50,713	40,549
Corn	23,690	22,167
Wheat	7,251	6,583
Rice	6,925	628
Sunflower	1,956	4,190
Barley	1,896	1,977
Milk	669	1,919
Cattle	3,026	3,265
Cattle for dairy	7,274	10,212
Others	423	245
Subtotal agricultural produce and biological assets	103,823	91,735
Total revenue	929,691	707,586
(*) Includes revenue of mwh of energy and peanut produced by third parties for an amount of US$ 1.13 million and US$ 0.24 million, respectively (June 30, 2025: revenue of mwh of energy produced by third parties for an amount of US$ 1.76 million).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue (continued)

The notional amount of these contracts is US$ 113.8 million as of June 30, 2026 (June 30, 2025: US$ 113.2 million) comprised primarily of 6,782 liters of ethanol (US$ 3.65 million), 382,200 mwh of energy (US$ 17.92 million), 176,866 tons of sugar (US$ 61.07 million), 39,992 tons of soybean (US$ 15.71 million), 66,341 tons of corn (US$ 12.21 million), and 14,000 tons of wheat (US$ 3.08 million) which expire between December 2026 and May 2027.

5.    Cost of revenue
The following tables show our cost of revenue for the periods indicated:

	Six-month ended June 30, 2026 (unaudited)
	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Total
Finished goods at the beginning of 2026 (Note 18)	61,457	33,416	75,372	170,245
Cost of production of manufactured products (Note 6)	192,675	154,203	260,981	607,859
Purchases	921	25,054	4,010	29,985
Agricultural produce	11,840	—	116,480	128,320
Transfer to raw material	—	—	(47,599)	(47,599)
Direct agricultural selling expenses	—	—	10,180	10,180
Tax recoveries (i)	(24,131)	—	—	(24,131)
Changes in net realizable value of agricultural produce after harvest	636	—	2,128	2,764
Loss of idle productive capacity	7,203	—	—	7,203
Finished goods as of June 30, 2026 (Note 18)	(60,874)	(85,441)	(85,861)	(232,176)
Exchange differences	2,857	—	9,087	11,944
Cost of revenue for the period	192,584	127,232	344,778	664,594
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

	Six-month ended June 30, 2025 (unaudited)
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Finished goods at the beginning of 2025	94,633	93,521	188,154
Cost of production of manufactured products (Note 6)	172,825	258,284	431,109
Purchases	1,999	22,627	24,626
Agricultural produce	8,356	141,253	149,609
Transfer to raw material	—	(60,128)	(60,128)
Direct agricultural selling expenses	—	10,062	10,062
Tax recoveries (i)	(23,892)	—	(23,892)
Changes in net realizable value of agricultural produce after harvest	(774)	3,334	2,560
Loss of idle productive capacity	17,912	—	17,912
Finished goods as of June 30, 2025	(29,588)	(124,632)	(154,220)
Exchange differences	6,921	1,869	8,790
Cost of revenue for the period	248,392	346,190	594,582
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	Six-month ended June 30, 2026 (unaudited)
	Cost of production of manufactured products (Note 5)				General and Administrative Expenses	Selling Expenses	Total
	Sugar, Ethanol and Energy	Fertilizers	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	23,530	11,364	20,998	55,892	27,809	9,799	93,500
Raw materials and consumables	4,146	82,287	21,685	108,118	—	—	108,118
Depreciation and amortization	67,827	35,396	8,113	111,336	14,800	1,919	128,055
Depreciation of right-of-use assets	6,423	167	113	6,703	10,597	74	17,374
Fuel, lubricants and others	18,134	—	2,591	20,725	574	141	21,440
Maintenance and repairs	15,729	6,415	5,475	27,619	2,649	1,616	31,884
Freights	166	13,002	9,773	22,941	—	43,581	66,522
Export taxes / selling taxes	—	—	—	—	329	29,357	29,686
Export expenses	—	253	—	253	—	10,296	10,549
Contractors and services	6,147	4,242	997	11,386	4,009	2,056	17,451
Energy transmission	—	—	—	—	—	1,310	1,310
Energy power	639	—	5,098	5,737	674	124	6,535
Professional fees	323	—	195	518	5,673	424	6,615
Other taxes	2,921	—	272	3,193	166	68	3,427
Contingencies	—	—	—	—	755	—	755
Lease expense and similar arrangements	—	—	749	749	1,310	387	2,446
Third parties raw materials	7,331	—	45,731	53,062	—	—	53,062
Tax recoveries	(1,224)	—	—	(1,224)	—	—	(1,224)
Others	3,779	1,077	3,058	7,914	5,599	10,611	24,124
Subtotal	155,871	154,203	124,848	434,922	74,944	111,763	621,629
Own agricultural produce consumed	36,804	—	136,133	172,937	—	—	172,937
Total	192,675	154,203	260,981	607,859	74,944	111,763	794,566

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

	Six-month ended June 30, 2025 (unaudited)
	Cost of production of manufactured products (Note 5)			General and Administrative Expenses	Selling Expenses	Total
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	19,061	20,432	39,493	28,254	7,131	74,878
Raw materials and consumables	2,118	22,865	24,983	—	—	24,983
Depreciation and amortization	48,754	5,732	54,486	13,094	763	68,343
Depreciation of right-of-use assets	5,145	39	5,184	10,553	36	15,773
Fuel, lubricants and others	13,256	1,922	15,178	481	132	15,791
Maintenance and repairs	12,488	5,684	18,172	3,773	470	22,415
Freights	242	7,974	8,216	(13)	33,669	41,872
Export taxes / selling taxes	—	—	—	—	18,423	18,423
Export expenses	—	—	—	—	7,049	7,049
Contractors and services	4,379	1,822	6,201	—	—	6,201
Energy transmission	—	—	—	—	982	982
Energy power	451	4,703	5,154	336	124	5,614
Professional fees	457	160	617	9,162	320	10,099
Other taxes	3,922	248	4,170	664	100	4,934
Contingencies	—	—	—	394	—	394
Lease expense and similar arrangements	—	947	947	852	442	2,241
Third parties raw materials	7,052	46,346	53,398	—	—	53,398
Tax recoveries	(2,270)	—	(2,270)	—	—	(2,270)
Others	4,331	4,019	8,350	3,417	7,111	18,878
Subtotal	119,386	122,893	242,279	70,967	76,752	389,998
Own agricultural produce consumed	53,439	135,391	188,830	—	—	188,830
Total	172,825	258,284	431,109	70,967	76,752	578,828

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	Six-month period ended June 30,
	2026	2025
	(unaudited)
Wages and salaries	103,364	79,725
Social security costs	27,296	21,488
Equity-settled share-based compensation	4,154	11,894
	134,814	113,107

8.    Other operating income expense, net

	Six-month period ended June 30,
	2026	2025
	(unaudited)
(Loss) / gain from commodity derivative financial instruments	(699)	3,014
Gain from disposal of other property items	1,930	408
Net (loss) / gain from fair value adjustment of Investment property	(3,538)	479
Tax credits recognized	7,758	3,419
Others	2,448	1,075
	7,899	8,395

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	Six-month period ended June 30,
	2026	2025
	(unaudited)
Finance income:
- Interest income	14,925	4,121
- Foreign exchange gain, net	91,082	34,000
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	4,731
- Other income	4,950	505
Finance income	110,957	43,357

Finance costs:
- Interest expense	(72,220)	(23,222)
- Finance cost related to lease liabilities	(18,410)	(19,999)
- Taxes	(5,691)	(3,199)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(4,605)	—
- Other expenses	(4,838)	(1,228)
Finance costs	(105,764)	(47,648)
Other financial results - Net (loss) of inflation effects on the monetary items	(13,195)	(5,317)
Total financial results, net	(8,002)	(9,608)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are recognized using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2026	June 30, 2025
	(unaudited)
Current income tax	(56,261)	(3,433)
Deferred income tax	18,777	5,372
Income tax (expense) / benefit	(37,484)	1,939

The gross movement on the deferred income tax liability is as follows:

	June 30, 2026	June 30, 2025
	(unaudited)
Beginning of period	(704,912)	(314,829)
Exchange differences	(39,779)	(7,400)
Effect of fair value valuation for farmlands	35,440	417
Others	(1,207)	3,138
Income tax benefit	18,777	5,372
End of period	(691,681)	(313,302)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2026	June 30, 2025
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(38,045)	1,445
Non-deductible items	(456)	(345)
Non-taxable income	6,007	4,547
Tax losses where no deferred tax asset was recognized	(6,113)	—
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	578	4,638
Effect of IAS 29 on Argentina’s shareholder’s equity and deferred income tax.	657	(5,993)
Impact of different functional and tax currencies	(899)	—
Others	787	(2,353)
Income tax (expense) / profit	(37,484)	1,939
(1) 2026 includes 578 of adjustment by inflation of tax loss carryforwards in Argentina (2,270 in 2025).

Tax Inflation Adjustment in Argentina

The information of Tax Inflation Adjustment in Argentina which is described in detail in Note 10 to annual consolidated financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Adecoagro S.A. is incorporated, and came into effect for the fiscal year starting on January 1st, 2024.

The group has not recognized Pillar Two current tax for the period ended June 30, 2026.

The group applies the IAS 12 exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the six-month periods ended June 30, 2026 and 2025 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30 2025
Opening net book amount.	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589
Exchange differences	533	(134)	6,067	20,488	45,647	(143)	1,377	73,835
Additions	—	—	4,878	24,721	65,056	2,352	27,405	124,412
Revaluation surplus	(1,485)	—	—	—	—	—	—	(1,485)
Transfers	—	—	9,033	2,769	—	(167)	(11,635)	—
Disposals	—	—	(796)	(1,048)	—	(50)	—	(1,894)
Reclassification to non-income tax credits (*)	—	—	—	(140)	—	—	—	(140)
Depreciation	—	(1,938)	(13,148)	(27,342)	(38,037)	(1,287)	—	(81,752)
Closing net book amount	675,808	13,321	309,789	200,563	400,236	17,773	44,075	1,661,565
At June 30, 2025 (unaudited)
Cost	675,808	50,977	642,090	1,192,229	1,132,569	46,479	44,075	3,784,227
Accumulated depreciation	—	(37,656)	(332,301)	(991,666)	(732,333)	(28,706)	—	(2,122,662)
Net book amount	675,808	13,321	309,789	200,563	400,236	17,773	44,075	1,661,565
Six-month period ended June 30 2026
Opening net book amount	724,879	15,680	1,498,712	194,557	414,836	25,342	136,345	3,010,351
Exchange differences	99,120	2,359	29,903	19,313	26,426	2,245	4,797	184,163
Additions	—	—	5,648	26,867	59,152	461	43,157	135,285
Revaluation surplus	(101,415)	—	—	—	—	—	—	(101,415)
Transfers	—	(3,900)	20,488	7,746	—	723	(25,057)	—
Disposals	—	—	(1,690)	(3,056)	—	(16)	—	(4,762)
Reclassification to non-income tax credits (*)	—	—	—	(88)	—	—	—	(88)
Depreciation	—	(5,344)	(49,973)	(36,764)	(43,121)	(2,158)	—	(137,360)
Closing net book amount	722,584	8,795	1,503,088	208,575	457,293	26,597	159,242	3,086,174
At June 30, 2026 (unaudited)
Cost	722,584	53,088	1,910,129	1,273,820	1,281,484	59,850	159,242	5,460,197
Accumulated depreciation	—	(44,293)	(407,041)	(1,065,245)	(824,191)	(33,253)	—	(2,374,023)
Net book amount	722,584	8,795	1,503,088	208,575	457,293	26,597	159,242	3,086,174
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2026, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net (continued)

The Group determined the valuation of farmlands (US$ 723 million as of June 30, 2026) using, a “Sales Comparison Approach” prepared by an independent expert. Under the Sales Comparison Approach, the Group uses sale prices of comparable properties further adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price as of June 30, 2026 would have reduced the value of the farmlands by US$ 72.3 million, which would impact, net of its tax effect, the “Revaluation surplus” item in the statement of Changes in Shareholders’ Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactured products”, “General and administrative expenses”, “Selling expenses”, as appropriate, and/or capitalized in “Property, plant and equipment” for the six-month periods ended June 30, 2026 and 2025.

As of June 30, 2026, borrowing costs of US$ 3,032 (June 30, 2025: US$ 2,007) were capitalized as components of the cost of acquisition or construction of qualifying assets.

12.    Right of use assets

Changes in the Group’s right of use assets for the six-month periods ended June 30, 2026 and 2025 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of June 30, 2025
Opening net book amount	352,678	21,168	373,846
Exchange differences	41,012	3,834	44,846
Additions and re-measurement	16,832	7,419	24,251
Depreciation	(32,910)	(5,462)	(38,372)
Closing net book amount	377,612	26,959	404,571

As of June 30, 2026
Opening net book amount	355,187	33,806	388,993
Exchange differences	16,559	9,551	26,110
Additions and re-measurement	(21,596)	559	(21,037)
Depreciation	(32,179)	(7,084)	(39,263)
Closing net book amount	317,971	36,832	354,803

(*) Agricultural partnerships have an average term of 6 years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the six-month periods ended June 30, 2026 and 2025 were as follows:

	June 30, 2026	June 30, 2025
	(unaudited)
Beginning of period	24,037	33,542
(Loss) / gain from fair value adjustment (Note 8)	(3,538)	479
Exchange differences	3,538	(479)
End of period	24,037	33,542
Fair value	24,037	33,542
Net book amount	24,037	33,542

The Group determined the valuation of investment properties using a “Sales Comparison Approach” prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item “Other operating income, net”. There were no changes to the valuation techniques for any of the periods presented. The Group estimated that, other factors being constant, a 10% reduction on the Sales price as of June 30, 2026 would have reduced the value of the Investment properties on US$ 2.4 million, which would impact the line item “Net gain / (loss) from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets, net

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2026 and 2025 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of June 30, 2025
Opening net book amount	20,242	7,162	9,256	571	37,231
Exchange differences	236	201	(72)	76	441
Additions	—	816	2	—	818
Amortization charge (i)	—	(822)	(251)	(2)	(1,075)
Closing net book amount	20,478	7,357	8,935	645	37,415
At June 30, 2025 (unaudited)
Cost	20,478	20,845	12,756	1,261	55,340
Accumulated amortization	—	(13,488)	(3,821)	(616)	(17,925)
Net book amount	20,478	7,357	8,935	645	37,415

As of June 30, 2026
Opening net book amount	227,770	17,179	8,295	631	253,875
Exchange differences	2,545	851	1,023	29	4,448
Additions	—	723	—	—	723
Amortization charge (i)	—	(1,930)	(274)	(2)	(2,206)
Closing net book amount	230,315	16,823	9,044	658	256,840
At June 30, 2026 (unaudited)
Cost	230,315	33,752	13,365	1,280	278,712
Accumulated amortization	—	(16,929)	(4,321)	(622)	(21,872)
Net book amount	230,315	16,823	9,044	658	256,840

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended June 30, 2026 and 2025, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2025.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2026 and 2025 were as follows:

	June 30, 2026 (unaudited)
	Sugarcane (i)	Food and Agriculture (i) (ii)	Total
Beginning of year	127,347	187,397	314,744
Increase due to purchases	—	5,978	5,978
Initial recognition and changes in fair value of biological assets	(7,932)	33,423	25,491
Decrease due to harvest / disposals	(49,757)	(263,184)	(312,941)
Costs incurred during the period	70,871	137,365	208,236
Exchange differences	8,577	26,848	35,425
End of period	149,106	127,827	276,933

	June 30, 2025 (unaudited)
	Sugarcane (i)	Food and Agriculture (i) (ii)	Total
Beginning of year	69,620	224,325	293,945
Increase due to purchases	—	2,542	2,542
Initial recognition and changes in fair value of biological assets	8,712	24,381	33,093
Decrease due to harvest / disposals	(64,369)	(317,035)	(381,404)
Costs incurred during the period	61,375	177,392	238,767
Exchange differences	9,840	(3,117)	6,723
End of period	85,178	108,488	193,666

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.
(ii)Biological assets that are measured at fair value within level 2 of the hierarchy

For those biological assets measured at fair value within level 3 of the fair value hierarchy, the Group uses valuation techniques based on unobservable inputs. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those described in Note 16 to of the consolidated financial statements for the year ended December 31, 2025.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the six-month period ended June 30, 2026:

	June 30, 2026
	(unaudited)
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	9,255	15,214	24,469
Depreciation and amortization	2,932	—	2,932
Depreciation of right-of-use assets	17,822	—	17,822
Fertilizers, agrochemicals and seeds	24,018	12,696	36,714
Fuel, lubricants and others	3,391	2,195	5,586
Maintenance and repairs	2,726	6,320	9,046
Freights	—	3,463	3,463
Contractors and services	8,619	32,076	40,695
Feeding expenses	—	11,670	11,670
Veterinary expenses	—	2,003	2,003
Energy power	—	4,233	4,233
Professional fees	165	391	556
Other taxes	6	622	628
Lease expense and similar arrangements	616	34,579	35,195
Others	1,321	2,043	3,364
Subtotal	70,871	127,505	198,376
Own agricultural produce consumed	—	9,860	9,860
Total	70,871	137,365	208,236

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)
Cost of production for the six-month period ended June 30, 2025:

	June 30, 2025
	(unaudited)
	Sugar, Ethanol and Energy	Food and Agriculture	Total
Salaries, social security expenses and employee benefits	7,400	16,439	23,839
Depreciation and amortization	1,615	—	1,615
Depreciation of right-of-use assets	16,637	—	16,637
Fertilizers, agrochemicals and seeds	21,774	27,846	49,620
Fuel, lubricants and others	3,018	2,370	5,388
Maintenance and repairs	2,195	9,635	11,830
Freights	—	3,833	3,833
Contractors and services	6,724	33,886	40,610
Feeding expenses	—	12,432	12,432
Veterinary expenses	—	2,196	2,196
Energy power	—	3,782	3,782
Professional fees	188	722	910
Other taxes	34	635	669
Lease expense and similar arrangements	874	52,863	53,737
Others	916	1,792	2,708
Subtotal	61,375	168,431	229,806
Own agricultural produce consumed	—	8,961	8,961
Total	61,375	177,392	238,767

Biological assets as of June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
	(unaudited)
Non-current
Cattle for dairy production	43,999	39,810
Breeding cattle	461	271
Other cattle	520	407
	44,980	40,488
Current
Breeding cattle	20,987	14,325
Other cattle	1,258	937
Sown land – crops	43,776	51,384
Sown land – rice	16,826	80,263
Sown land – sugarcane	149,106	127,347
	231,953	274,256
Total biological assets	276,933	314,744

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments

As of June 30, 2026, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

For Level 1 instruments, valuation is based on the unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Level 1 financial instruments mainly consist of crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market are categorized as Level 2 instruments and are valued using models based on observable market data. The Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. Level 2 financial instruments mainly consist of interest-rate swaps and foreign-currency interest-rate swaps.

For Level 3 instruments, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any Level 3 financial instruments for any of the periods presented.

There were no transfers between any levels during any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2026 and their allocation to the fair value hierarchy:

	2026
	Level 1	Level 2	Total

Assets
Derivative financial instruments	429	2,829	3,258
Short-term investment	28,044	—	28,044
Total assets	28,473	2,829	31,302
Liabilities
Derivative financial instruments	(28)	(8,027)	(8,055)
Total liabilities	(28)	(8,027)	(8,055)

The following table presents the Group’s short term investment that are measured at fair value at June 30, 2026:

2026
Corporate bonds	26,390
Government securities	1,654
Short-term investment	28,044

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	399

Options	Quoted price	-	-	1	(24)

NDF	Quoted price	Foreign-exchange curve	Present value method	1	26

Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	(5,198)

Public securities	Quoted price	-	-	1	28,044

17.    Trade and other receivables, net

	June 30, 2026	December 31, 2025
	(unaudited)
Non-current
Advances to suppliers	43,273	37,183
Income tax credits	8,865	8,516
Non-income tax credits (i)	34,140	33,645
Judicial deposits	2,269	2,070
Other receivables (ii)	806	1,475
Non-current portion	89,353	82,889
Current
Trade receivables	188,979	191,635
Less: Allowance for trade receivables	(4,357)	(4,782)
Trade receivables – net	184,622	186,853
Prepaid expenses	27,620	21,014
Advance to suppliers	62,581	43,994
Income tax credits	17,358	11,847
Non-income tax credits (i)	52,603	66,961
Receivables from related parties (Note 28)	15,870	16,359
Other receivables	11,372	17,322
Subtotal	187,404	177,497
Current portion	372,026	364,350
Total trade and other receivables, net	461,379	447,239

(i) Includes US$ 88 for the six-month period ended June 30, 2026 reclassified from property, plant and equipment (for the year ended December 31, 2025: US$ 326).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2026	December 31, 2025
	(unaudited)
Currency
US Dollar	203,346	216,969
Argentine Peso	118,956	110,097
Uruguayan Peso	1,171	2,289
Brazilian Reais	137,906	117,884
	461,379	447,239

As of June 30, 2026 trade receivables of US$ 34,876 (December 31, 2025: US$ 36,576) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 7,468 and US$ 3,985 are over 6 months in June 30, 2026 and December 31, 2025, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	June 30, 2026	December 31, 2025
	(unaudited)
Raw materials	194,228	136,026
Finished goods (Note 5)	232,176	170,245
	426,404	306,271

19.    Cash and cash equivalents

	June 30, 2026	December 31, 2025
	(unaudited)
Cash at bank and on hand	105,561	202,506
Short-term bank deposits	196,902	180,644
	302,463	383,150

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisitions (continued)
Acquisition of Profertil S.A.

On December 10, 2025, the Group acquired from Nutrien Ltd. (“Nutrien”) its 50% interest in Profertil S.A. (“Profertil”). The acquisition was executed through a holding subsidiary formed together with a third-party, Asociación de Cooperativas Argentinas (“ACA”), with an 80%-20% ownership structure, respectively. The remaining 50% in Profertil was held by YPF S.A. (“YPF”). The total consideration for the transaction was US$596.3 million which were paid in cash by us and ACA on a proportionate basis. The Company incurred $3.2 million in transaction-related costs. The acquisition was accounted for under the equity method in accordance with IAS 28. Transaction costs were considered part of the cost of the investment at acquisition date.

On December 18, 2025, the Group acquired from YPF the remaining 50% interest it held in Profertil for a total consideration of US$596.3 million. The acquisition was carried out without the participation of ACA. As of June 30, 2026, it was fully paid.

The Group has accounted for the Acquisition under the purchase method of accounting in accordance with IFRS 3. Accordingly, the Group has made the allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values at acquisition date. Goodwill is measured as the excess of the aggregate of consideration transferred, non controlling interest and fair value of previously held interest over the net identifiable assets acquired and liabilities assumed measured at fair value.

The approval of the Argentine Antitrust Authority is still pending.

The Company has made an allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The Company has made significant assumptions and estimates in determining the purchase price, including the allocation of the purchase price in these consolidated financial statements.
The following table summarizes the fair value of purchase consideration, fair value of the previously held interest in Profertil and non controlling interest in Profertil:

Purchase consideration:
Amount paid in cash	200,000
Amounts to be paid in installments	396,282
Total purchase consideration	596,282
Fair value of previously held interest in Profertil before the business combination	476,847
Non-controlling interest	95,829
Total	1,168,958

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisitions (continued)
The following table reflects the fair value of the net assets acquired:

Cash and cash equivalents	1,007
Trade and other receivables	159,010
Short-term investments	38,688
Inventories	50,286
Right of use assets	9,221
Property, plant and equipment (*)	1,303,071
Intangible assets	10,419
Total Assets	1,571,702
Trade and other payables	(63,304)
Payroll and other liabilities	(7,039)
Borrowings	(80,151)
Lease liabilities	(9,904)
Deferred income tax liabilities	(386,344)
Current income tax liabilities	(41,462)
Provision for other liabilities	(22,744)
Total Liabilities	(610,948)
Net identifiable Assets Acquired	960,754
Add: goodwill	208,204
Net assets acquired	1,168,958
(*) Includes US$1,107 million related to the fertilizer plant complex of Bahia Blanca (Fertilizer Complex).

The Group used a depreciated replacement cost approach to measure the fair value of property, plant and equipment, including the fertilizer plant complex. Under the cost approach, the value is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence. The key judgment and assumptions used include the current replacement cost and physical deterioration factors, including economic useful life and effective age. As a corroborative procedure, an income approach was also performed to assess the reasonableness of the results obtained under the cost approach. Determining the fair value of property, plant and equipment requires significant management judgment and involves the use of significant estimates and assumptions. The valuation was performed with the assistance of an independent valuation specialist.

The fair value of inventory was determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and an appropriate profit margin based on the effort required to complete and sell the inventories.

The fair value of long-term debt was estimated using a discounted cash flow analysis based on current market interest rates for debt instruments with similar terms, maturity and credit risk.

All other net tangible assets were valued at their respective carrying amounts, as management believes that these amounts approximate their current fair values.

The non-controlling interest was measured at its proportionate value the NCI’s proportionate share of the acquiree’s identifiable net assets.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, compared to the preliminary valuations would result in a corresponding increase in the amount of goodwill. Conversely, an increase in the fair
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisitions (continued)
value of identifiable assets acquired would reduce goodwill. To the extent that adjustments relate to depreciable or amortizable assets, such changes would also affect future depreciation or amortization expense.

Goodwill is primarily attributable to expected synergies from expanding our agro-industrial platform and further diversify our revenue base. The goodwill is not deductible for tax purposes.

Profertil has been consolidated since the acquisition date. Accordingly, the Group’s consolidated statement of income for the six-month period ended June 30, 2026 includes Profertil’s results of operations for the full interim period, while the consolidated statement of income for the six-month period ended June 30, 2025 does not include Profertil’s results of operations. The Group reports the results of operations of the acquired business in the Fertilizers segment. See Note 3 - “Segment information” for details.

21.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2025	111,382	826,472
Reduction of issued share capital of the company	(6,000)	(9,000)
Employee share options exercised (Note 22)	—	52
Restricted shares vested	—	20,263
Purchase of own shares	—	(8,623)
Dividends to shareholders	—	(35,000)
At June 30,2025 (unaudited)	105,382	794,164

At January 1, 2026	147,872	1,097,899
Employee share options exercised (Note 22)	—	362
Restricted share vested	—	190
Dividends to shareholders	—	(35,000)
At June 30,2026 (unaudited)	147,872	1,063,451

Share capital issuance

On December 11, 2025, the Company completed a public offering of its common shares on the New York Stock Exchange. The Company issued 41,379,311 shares at a price of US$7.25 per share. In addition, on December 17, 2025, the Company issued 1,111,035 additional shares at a price of US$7.25 per share following the exercise by the underwriters of their over-allotment option. The offering resulted in aggregate gross proceeds of approximately US$308.0 million. Issuance costs related to the offering amounted to US$4.37 million.

As of June 30, 2026, the Company’s issued share capital amounted to $221,808,241.50, represented by 147,872,161 shares in issue with a nominal value of US$1.50 each. Of these shares, 3,564,195 were held in treasury and 144,307,966 were outstanding as of June 30, 2026.

Decision of the Extraordinary General Shareholders’ meetings

On June 6, 2025, the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by US$9.0 million through the cancellation of 6,000,000 treasury shares with a nominal value of US$1.50 each. As a result, as from June 6, 2025, the Company’s issued share capital amounted to US$158,072,722.50, represented by 105,381,815 shares in issue with a nominal value of US$1.50 each.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder’s contribution (continued)
Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On December 11, 2024, the Board of Directors approved the renewal of the program, and also its extension for an additional twelve-month period, ending December 31, 2025. No further extension was approved.

As of June 30, 2026, the Company repurchased an aggregate of 32,299,783 shares under the program, of which 11,873,388 have been utilized to cover the exercise of the Company’s employee stock option plan and the granted of the restricted stock plan and 11 million shares were reduced from capital. During the six-month periods ended June 30, 2026 and 2025 the Company repurchased shares for an amount of nil and 1,057,858 respectively.

Annual dividends

On April 16, 2026, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments on May, 2026 and November, 2026, respectively. First installment was already paid.

On June 17, 2025, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments in May 16, 2025 and November 19, 2025, respectively.

Net assets

The carrying amount of the net assets of the Company as of June 30, 2026 was USD 1.74 billions, which exceeds the Market Capitalization as of that date. This situation could mean that there is an impairment indicator as referred in IAS 36. A calculation of the value in use of net assets of the Company was made, through a discounted cash flow projections of the three major lines of business, Sugar, Ethanol and Energy, Fertilizers and Food and Agriculture based on financial forecast approved by the management covering a five-year period. The Company reached to the conclusion that no impairment should be recognized given the value in use of the Company determined is higher that its net assets book value as of June 30, 2026.

22.    Equity-settled share-based payments

In 2004, the Group established the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

Further, in 2010, the Group established the “Adecoagro Restricted Share and Restricted Stock Unit Plan” (the “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2026, 44,256 options (June 30, 2025: 5,149) were exercised. No options were forfeited or expired for any of the periods presented.

(b)Restricted Share and Restricted Stock Unit Plan

On April 1, 2025, and as a consequence of the Possible acquisition as of that date, from Tether Investment S.A. de C.V. of the controlling interest of the Company, it was decided, as specified in the plan for a circumstance like this, an acceleration of the vesting of all granted restricted shares. As of June 30, 2026, the Group recognized compensation expense of US$ 3.8 million related to the restricted shares granted under the Restricted Share Plan (June 30, 2025: US$ 14.7 million). For the six-month period ended June 30, 2026, 1,686,924 Restricted Shares were granted (June 30, 2025: 1,069,913), 24,874 were vested (June 30, 2025: 2,406,118), and nil Restricted shares were forfeited (June 30, 2025: 1,541).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
23.    Trade and other payables

	June 30, 2026	December 31, 2025
	(unaudited)
Non-current
Other payables	719	700
	719	700
Current
Trade payables	152,714	226,568
Advances from customers	14,736	21,892
Amounts due to related parties (Note 28)	272	705
Taxes payable	9,877	14,467
Dividends payables	18,207	499
Payables from acquisition of subsidiaries	—	405,999
Other payables	1,979	3,030
	197,785	673,160
Total trade and other payables	198,504	673,860

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

24.    Borrowings

	June 30, 2026	December 31, 2025
	(unaudited)
Non-current
Senior Notes (*)	854,994	759,981
Bank borrowings (*)	722,685	619,940
	1,577,679	1,379,921
Current
Senior Notes (*)	22,014	20,097
Bank overdrafts	—	82
Bank borrowings (*)	418,023	192,909
	440,037	213,088
Total borrowings	2,017,716	1,593,009

(*) As of June 30, 2026, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of June 30, 2026, total bank borrowings include collateralized liabilities of US$487,191 (December 31, 2025: US$274,087). These loans were mainly collateralized by property, plant and equipment, long term purchases agreement and shares of certain subsidiaries of the group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

Notes 2032

On July 29, 2025, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 7.5%. The Notes will mature on July 29, 2032. Interest on the Notes is payable semi-annually in arrears on January 29 and July 29 of each year. The total proceeds nets of expenses was US$ 496.8 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., L3N S.A., Pilagá S.A., Adecoagro Vale do Ivinhema S.A., Adecoagro Uruguay S.A. and Profertil S.A. are the only Subsidiary Guarantors.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes is payable semi-annually in arrears on March 21 and September 21 of each year. Total proceeds nets of expenses was US$ 495.2 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A., Usina Monte Alegre Ltda. and Profertil S.A. are the only Subsidiary Guarantors.

The Company carried out two tender offers for its Notes due 2027, cancelling US$84.4 million in August 2024 and US$150.9 million in July 2025. During 2026, an additional US$29.8 million were cancelled, leaving US$234.9 million outstanding as of June 30, 2026.

The Notes 2027 and 2032 contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

ON Class II 2027

On July 14, 2025, the Company subsidiary Profertil S.A issued its second series of Simple Negotiable Obligations (non-convertible into shares), Class 2, with a nominal value of US$54.3 million, at a fixed annual nominal interest rate of 7.25%, with a tverm of 2 years. These obligations will be amortized in a single payment at maturity, with semi-annual interest payments.These notes were issued before the Group obtained control of Profertil S.A. and are included in the Group’s borrowings following the consolidation of Profertil S.A.

ON Class III 2029

On May 6, 2026, Profertil S.A. issued USD 70 million in Corporate Bonds (third series). The notes feature a 5.75% fixed annual interest rate, maturing in 3.5 years with a bullet principal repayment and semi-annual interest payments (November and May).

New credit facility with Rabobank

In January 2026, the company, through its subsidiary Kadesh Hispania S.L.U., entered into a credit facility with Rabobank totaling USD 200 million, maturing in 2033 at an annual interest rate of 6.95%; this debt is secured with shares of Agro Inversora S.A. It contains customary financial covenants, which all are in compliance.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	June 30, 2026	December 31, 2025
	(unaudited)
Fixed rate:
Less than 1 year	380,285	163,558
Between 1 and 2 years	400,908	461,985
Between 2 and 3 years	147,299	42,641
Between 3 and 4 years	73,130	37,013
Between 4 and 5 years	91,767	37,442
More than 5 years	672,559	616,852
	1,765,948	1,359,491
Variable rate:
Less than 1 year	59,752	49,530
Between 1 and 2 years	84,227	83,053
Between 4 and 5 years	24,400	12,069
More than 5 years	83,389	88,866
	251,768	233,518
	2,017,716	1,593,009

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes 2027, notes 2032, ON Class II 2027 and ON Class III 2029 equal US$ 231.6 million, US$ 477.4 million, US$ 57.3 million and US$ 70.5 million, respectively, representing 98.60%, 95.48%, 105.52% and 100.71% of the nominal amount, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	June 30, 2026	December 31, 2025
	(unaudited)
Non-current	260,665	296,643
Current	56,305	59,959
	316,970	356,602

The maturity of the Group's lease liabilities is as follows:

	June 30, 2026	December 31, 2025
	(unaudited)
Less than 1 year	56,305	59,959
Between 1 and 2 years	55,783	58,175
Between 2 and 3 years	43,447	49,902
Between 3 and 4 years	35,961	40,325
Between 4 and 5 years	32,334	35,393
More than 5 years	93,140	112,848
	316,970	356,602

26.    Payroll and social security liabilities

	June 30, 2026	December 31, 2025
	(unaudited)
Non-current
Social security payable	821	567
	821	567
Current
Salaries payable	11,333	8,353
Social security payable	8,299	8,060
Provision for vacations	14,317	15,707
Provision for bonuses	7,476	6,662
	41,425	38,782
Total payroll and social security liabilities	42,246	39,349

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2025.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (expense) included in the statement of income		Balance receivable / (payable)		Acquisition
			June 30, 2026	June 30, 2025	June 30, 2026	December 31, 2025	June 30, 2026

			(unaudited)	(unaudited)	(unaudited)

Directors and senior management	Employment	Compensation selected employees	(5,021)	(8,552)	(14,067)	(11,457)	—
	Consultant	Payables	(228)	(88)	—	—	—
	Employment	Receivables	170	159	15,870	16,359
Zettahash, S.A. de C.V.	Affiliate	Acquisition of property plant and equipment	—	—	—	—	11,259
Rio Porá S.A.	Affiliate	Leases / Payables	(108)	(742)	(458)	(1,602)	—

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2026 and for the six-month and three-month periods ended June 30, 2026 and 2025 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2026, results of operations for the six-month and three-month periods ended June 30, 2026 and 2025 and cash flows for the six-month periods ended June 30, 2026 and 2025. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2025.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and revenue are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Revenue in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol revenue and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). In the case of fertilizers, sales are typically concentrated from May to August, reflecting demand for spring planting of major summer crops in Argentina. As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30.    Subsequent events

Acquisition of Caarapó Mill
On July 20, 2026, the Group has entered into an agreement with Raízen Group to acquire the Caarapó Mill, located in the State of Mato Grosso do Sul, including the Company’s owned sugarcane and sugarcane supply agreements. The transaction price is estimated at R$760 million (approximately US$148 million), subject to adjustments, and will be paid in cash upon closing. The Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) has already approved the acquisition. The Completion of the transaction is subject to the satisfaction of other customary conditions precedent set forth in the agreement. The closing is expected to occur before October 1, 2026.
The accompanying notes are an integral part of these condensed consolidated interim financial statements